                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D2(A)
                        (AMENDMENT NO. _______________)1

                      RAWLINGS SPORTING GOODS COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    754459105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Shapiro Capital Management Company, Inc.
                           Samuel R. Shapiro, President
                           3060 Peachtree Road, N.W., Suite 1555,
                           Atlanta, Georgia  30305
                           PHONE: (404) 842-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 23, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE
         Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 9 Pages)



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  754459105                                13D        Page 2 of 9 Pages
           ---------





1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. -- ID NO.  58-1831070

2.  CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP*                                     (a) |_|
                                                                 (b) |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             OO
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. IS A GEORGIA CORPORATION

NUMBER OF                 7.       SOLE VOTING POWER                           0
SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                 1,251,600
OWNED BY EACH REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER                      0

                          10.      SHARED DISPOSITIVE POWER            1,251,600

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,251,600

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
    EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.1%

14. TYPE OF REPORTING PERSON*
             IA

CUSIP No.  754459105                                13D        Page 3 of 9 Pages
           ---------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SAMUEL R. SHAPIRO -- S.S. NO. ###-##-####

2.  CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP*                                     (a) |_|
                                                                 (b) |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             OO
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN

NUMBER OF                 7.       SOLE VOTING POWER                           0
SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                 1,251,600
OWNED BY EACH REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER                      0

                          10.      SHARED DISPOSITIVE POWER            1,251,600

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,251,600

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
    EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.1%

14. TYPE OF REPORTING PERSON*
             IN

CUSIP No.  754459105                                13D        Page 4 of 9 Pages
           ---------



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE KALEIDOSCOPE FUND, LP -- ID NO.  58-2126127

2.  CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                                 (a) |_|
                                                                 (b) |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             WC
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE KALEIDOSCOPE FUND IS A GEORGIA LIMITED PARTNERSHIP

NUMBER OF                 7.       SOLE VOTING POWER                      72,000
SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                         0
OWNED BY EACH REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER                 72,000

                          10.      SHARED DISPOSITIVE POWER                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    72,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
    EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.9%

14. TYPE OF REPORTING PERSON*
             PN

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $.01 per share (the "Shares") of Rawlings Sporting Goods Company, Inc. (the "Issuer").

         The Issuer's principal executive office address is located at 1859 Intertech Drive, Fenton, Missouri 63026.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Shapiro Capital Management Company, Inc. (the "Company"), which is a corporation organized under the laws of the State of Georgia. The Company is an investment adviser under the Investment Advisers Act of 1940. One or more of the Company's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, the Company has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's Shares. The Company's executive officers are: Samuel
R. Shapiro (President), Michael McCarthy (Secretary and Director of Operations) and Louis S. Shapiro (Treasurer and Chief Financial Officer). The executive officers previously listed are also all of the directors of the Company and are engaged in their respective occupations as indicated on a full time basis.

         The principal business and principal office of the Company is located at 3060 Peachtree Road, N.W., Atlanta, Georgia 30305.

         This Statement is also being filed by Samuel R. Shapiro. Mr. Shapiro is the president, a director and majority shareholder of the Company in which capacity he exercises voting and dispositive power over the securities reported herein by the Company. Mr. Shapiro, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Shapiro has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Company.

         Finally, this Statement is also being filed by The Kaleidoscope Fund, Limited Partnership, a limited partnership organized under the laws of the State of Georgia (the "Fund"). The Fund is a private investment partnership. The Fund's principal business and principal office is the same as the Company's.

         Neither the Company, the Fund nor Mr. Shapiro (collectively, the "Reporting Persons") has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The aggregate number and percentage of the Issuer's securities to which this Statement relates is 1,251,600 representing 16.1% of the Issuer's outstanding Shares. The beneficial ownership reported by Samuel R. Shapiro and Shapiro Capital Management Company, Inc. relates to the same Shares of the Issuer and include the Shares of the Issuer reported herein as beneficially owned by the Fund. As of April 9, 1999, neither the Company nor Mr. Shapiro owned any Shares of the Issuer for its or his own account.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost is $15,622,690.54 for the 1,251,600 Shares reported in this Schedule 13D. The consideration for the acquisition of the Shares was obtained from client accounts of the Company and working capital of the Fund, respectively. The Company did not purchase any of the Shares with borrowed funds. The Fund at times uses leverage to purchase securities and in conjunction therewith maintains a margin account with NationsBanc Montgomery Securities LLC.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Shares is for investment, and the acquisition of the Shares was made in the ordinary course of business. The reason the Reporting Persons are reporting beneficial ownership of Shares on this Schedule 13D rather than Schedule 13G is due to certain contractual obligations they have incurred under a Standstill Agreement described below.

         The Issuer adopted a Rights Agreement in 1994 (the "Rights Agreement"). The Rights Agreement contains provisions that could result in material dilution to any person who is deemed to be an "Acquiring Person" under the Rights Agreement. An Acquiring Person is defined in the Rights Agreement generally to mean any person who, together with its Affiliates and Associates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) acquires beneficial ownership of an amount of Shares equal to or greater than 23.1% of the Issuer's issued and outstanding Shares.

         On April 9, 1999, the Reporting Persons filed a Schedule 13G/A with the Securities and Exchange Commission (the "Commission"), disclosing that, collectively, they owned a total of 1,277,400 Shares (16.4% of the outstanding Shares) (the "Schedule 13G/A"). This percentage ownership alone was not enough to cause the Reporting Persons to be an Acquiring Person under the Rights Agreement.

         Because the Reporting Persons had reported on Schedule 13G being the beneficial owners of approximately 16.5% of the outstanding shares of Bull Run Corporation, the Issuer recently informed the Company that it believed that Bull Run was an Associate (as defined in the Rights Agreement) of the Company and that Shares of the Issuer beneficially owned by Bull Run must be aggregated with Shares of the Issuer beneficially owned by the Company for purposes of the Rights Agreement. Consequently, according to the Issuer, the Company, together with Bull Run, became Acquiring Persons under the Right Agreement and were at risk of being significantly diluted.

         Upon being notified by the Issuer that it believed the Company and Bull Run had become Acquiring Persons, the Company entered into negotiations with the Issuer to cause the Issuer to amend the Rights Agreement so that the Reporting Persons and Bull Run would not be deemed to be Acquiring Persons, based on the acquisition of Shares reported by the Reporting Persons in the Schedule 13G/A (the "Rights Agreement Amendment"). As a condition to the Issuer agreeing to the Rights Agreement Amendment, the Issuer required the Reporting Persons to enter into a Standstill Agreement, dated as of April 23, 1999 (the "Standstill Agreement"). The Rights Agreement Amendment, which is attached hereto as Exhibit 2, is incorporated herein by reference.

         The Standstill Agreement provides, among other things, that the Reporting Persons: (i) not acquire beneficial ownership of additional Shares of the Issuer; (ii) sell in the open market, over a period of four (4) months, 305,000 Shares; (iii) vote all Shares of the Issuer they are entitled to vote in favor of any Control Transaction (as defined in the Standstill Agreement) recommended by the Issuer's Board of Directors; (iv) sell all of their Shares in such a Control Transaction, or alternatively, in the open market prior to the consummation of any such Control Transaction; (v) vote all Shares of the Issuer they are entitled to vote in favor of the slate of directors nominated by the Issuer's Board of Directors at the annual meeting of stockholders of the Issuer to be held in January 2000; and (vi) not take any of a number of actions set forth in the Standstill Agreement, including effecting or participating in any tender offers, restructuring, or solicitation of proxies relating to the Issuer. All provisions of this Standstill Agreement terminate on April 23, 2000. The Standstill Agreement, which is attached hereto as Exhibit 3, is incorporated herein by reference.

         Except as set forth in this Item 4 and in Item 5, none of the Reporting Persons has a plan or proposal that relates to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

         Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for each of the Company, the Fund and Mr. Shapiro is incorporated herein by reference. A summary of purchases and sales of Shares that are reflected in this Schedule 13D and made during its past 60 days is set forth in
Schedule 1 hereto. With respect to the Company and Mr. Shapiro, all such transactions were effected in accounts of clients of the Company.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Company, the Fund, or Mr. Shapiro, or between any of them and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. See Item 7 of this Schedule 13D for a list of written agreements filed as exhibits to this Schedule 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         There is filed herewith as Exhibit 1 the Agreement Relative to the Filing of Schedule 13D. There is filed herewith as Exhibit 2 the Rights Agreement Amendment. There is filed herewith as Exhibit 3 the Standstill Agreement. The Rights Agreement is incorporated by reference hereto from Exhibit
4.1 to the Issuer's Form 10-Q for the quarter ended June 30, 1994. The First Amendment to the Rights Agreement is incorporated hereto by reference from
Exhibit 4.2 to the Issuer's Form 8-K dated November 21, 1997. There is filed herewith as Exhibit 4 the Second Amendment to the Rights Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Shapiro Capital Management Company, Inc.

                                   By:  /S/  SAMUEL R. SHAPIRO
                                        --------------------------------
                                            Samuel R. Shapiro, President


                                        /S/  SAMUEL R. SHAPIRO
                                        ------------------------------------
                                             Samuel R. Shapiro, individually


                                   The Kaleidoscope Fund, Limited Partnership

                                   By:  Shapiro Capital Management Company, Inc.
                                            Its:  General Partner

                                   By:  /S/ SAMUEL R. SHAPIRO
                                        --------------------------------
                                            Samuel R. Shapiro, President



Date:  May 3, 1999

                                   SCHEDULE 1


Purchase and Sale Information for Shapiro Capital Management Company, Inc.


Purchases                                              Sales

----------------------------------------        -------------------------------------------
Date        Data            Total               Date          Data             Total

----------------------------------------        -------------------------------------------
02-03-99    Purchased             2,000         02-05-99      Sold                     300
------------                                    --------------
            Average Price         11.22                       Average Price          11.19
----------------------------------------        -------------------------------------------
02-04-99    Purchased             2,300         02-08-99      Sold                     100
------------                                    --------------
            Average Price         11.22                       Average Price          10.94
----------------------------------------        -------------------------------------------
02-05-99    Purchased               300         02-12-99      Sold                     300
------------                                    --------------
            Average Price         11.19                       Average Price          11.56
----------------------------------------        -------------------------------------------
02-09-99    Purchased             5,000         02-24-99      Sold                   4,700
------------                                    --------------
            Average Price         11.98                       Average Price          12.09
----------------------------------------        -------------------------------------------
02-10-99    Purchased               500         03-03-99      Sold                     200
------------                                    --------------
            Average Price         12.00                       Average Price          12.25
----------------------------------------        -------------------------------------------
03-05-99    Purchased            25,000         03-08-99      Sold                     300
------------                                    --------------
            Average Price          9.75                       Average Price          10.25
----------------------------------------        -------------------------------------------
03-09-99    Purchased            63,000         03-09-99      Sold                     300
------------                                    --------------
            Average Price          9.93                       Average Price         10.185
----------------------------------------        -------------------------------------------
03-10-99    Purchased             2,800         03-10-99      Sold                     200
------------                                    --------------
            Average Price         10.12                       Average Price          10.06
----------------------------------------        -------------------------------------------
03-11-99    Purchased            25,000         03-15-99      Sold                     500
------------                                    --------------
            Average Price          9.72                       Average Price             10
----------------------------------------        -------------------------------------------
03-12-99    Purchased             5,000         03-16-99      Sold                   1,200
------------                                    --------------
            Average Price          9.87                       Average Price           9.83
----------------------------------------        -------------------------------------------
03-15-99    Purchased             5,000         03-19-99      Sold                     500
------------                                    --------------
            Average Price          9.87                       Average Price             10
----------------------------------------        -------------------------------------------
03-17-99    Purchased             2,500         03-23-99      Sold                     300
------------                                    --------------
            Average Price         10.00                       Average Price           9.62
----------------------------------------        -------------------------------------------
03-18-99    Purchased             5,000         03-25-99      Sold                   1,000
------------                                    --------------
            Average Price         10.00                       Average Price            9.5
----------------------------------------        -------------------------------------------
03-19-99    Purchased             2,000         03-31-99      Sold                   1,500
------------                                    --------------
            Average Price         10.10                       Average Price          9.114
----------------------------------------        -------------------------------------------
03-22-99    Purchased            25,000         04-05-99      Sold                     300
------------                                    --------------
            Average Price          9.91                       Average Price           8.62
----------------------------------------        -------------------------------------------
03-23-99    Purchased            12,500         04-09-99      Sold                     700
------------                                    --------------
            Average Price          9.39                       Average Price           8.87
----------------------------------------        -------------------------------------------
03-25-99    Purchased            10,000         04-13-99      Sold                   1,500
------------                                    --------------
            Average Price          9.56                       Average Price      8.9133333
----------------------------------------        -------------------------------------------
03-26-99    Purchased             3,000         04-14-99      Sold                     700
------------                                    --------------
            Average Price          9.10                       Average Price           8.94
----------------------------------------        -------------------------------------------
03-29-99    Purchased             6,000         04-22-99      Sold                     500
------------                                    --------------
            Average Price          9.24                       Average Price            9.5
----------------------------------------        -------------------------------------------
Total Purchased                 201,900         04-26-99      Sold                  20,600
----------------------------------------        --------------
Total Average Price               10.28                       Average Price      9.6814286
----------------------------------------
                                                ------------------------------------------
                                                Total Sold                          35,700
                                                ------------------------------------------
                                                Total Average Price              9.8755814
                                                ------------------------------------------


Includes accounts that have since terminated their relationship with Shapiro Capital Management


Purchase and Sale Information for Shapiro Capital Management Company,
Inc. on behalf only of The Kaleidoscope Fund, LP


--------------------------------------
    Date       Data    Average Price
                       per Share
--------------------------------------


   4/26/99    10,000           9.68
 -------------------------------------
   4/27/99    10,000          10.25
 -------------------------------------